September 19, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3720

Re:	AnaptysBio, Inc.
Form 10-K for the year ended December 31, 2017
Filed March 5, 2018
File No. 001-37985

Ladies and Gentlemen:
I am submitting this letter on behalf of AnaptysBio, Inc. (the “Company”), in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 7, 2018 that relates to the Company’s Form 10-K for the fiscal year ended December 31, 2017 (File No. 001-37985) filed with the Commission on March 5, 2018 (the “Form 10-K”). For ease of reference, we have repeated the Staff’s comment in bold italics, followed by our response below the comment.
Form 10-K for the Fiscal Year Ended December 31, 2017
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Years Ended December 31, 2017 and 2016
Research and Development Expenses, page 71

1.
Please provide us an analysis of research and development expenses incurred for each year presented by product candidate. Consider providing us proposed disclosure to be included in future periodic reports to improve your disclosure.

The Company respectfully acknowledges the Staff’s comment and proposes to address this comment by providing text in substantially the form below in its future filings with the Commission, where applicable:
We do not track fully burdened research and development costs separately for each of our drug candidates. We review our research and development expenses by focusing on external development and internal development costs. External development expenses consist of costs associated with our external preclinical and clinical trials, including pharmaceutical development and manufacturing. Included in preclinical and other unallocated costs are external corporate overhead costs that are not specific to any one program. Internal costs consist of salaries and wages, share-based compensation and benefits, which are not tracked by product candidate as several of our departments support multiple product candidate research and development programs. The following table summarizes the external costs attributable to each program and internal costs (in thousands):

AnaptysBio, Inc. 10421 Pacific Center Court, Suite 200 San Diego, CA 92121 P 858 362 6295 F 858 362 6296 www.anaptysbio.com

	Years Ended December 31,		Increase/
	2017	2016	(Decrease)
External Costs
Etokimab	$12,267	$389	$11,878
ANB019	3,460	3,474	(14)
Preclinical and other unallocated costs	4,862	4,871	(9)
Total External Costs	$20,589	$8,734	$11,855
Internal Costs	8,854	6,686	2,168
Total Costs	$29,443	$15,420	$14,023

Item 15. Exhibits, Consolidated Financial Statement Schedules, page 104

2.
Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Qs for the quarterly periods ended March 31, 2018 and June 30, 2018.

We respectfully acknowledge the Staff’s comment and have amended the Form 10-K, the Form 10-Q for the quarterly period ended March 31, 2018 and the Form 10-Q for the quarterly period ended June 30, 2018 to revise the Principal Executive Officer and Principal Financial Officer certifications, filed as Exhibits 31.1 and 31.2 to each filing, to include both the introductory sentence within paragraph 4 regarding internal control over financial reporting and paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
* * * * * * * *

AnaptysBio, Inc. 10421 Pacific Center Court, Suite 200 San Diego, CA 92121 P 858 362 6295 F 858 362 6296 www.anaptysbio.com

If you have any further questions, please feel free to contact me at (858) 732-0179.

Sincerely,

/s/ Eric Loumeau
Eric Loumeau, General Counsel

cc:
Hamza Suria, President and Chief Executive Officer
Dominic G. Piscitelli, Chief Financial Officer
AnaptysBio, Inc.
Effie Toshav
Matthew Rossiter
Julia Forbess
Fenwick & West LLP

AnaptysBio, Inc. 10421 Pacific Center Court, Suite 200 San Diego, CA 92121 P 858 362 6295 F 858 362 6296 www.anaptysbio.com